LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

June 23, 2006

Via Edgar and Overnight Deliver

Mr. Russell Mancuso, Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Sun World Partners, Inc. (the "Company")

Amendment No. 1 to Registration Statement on Form SB-2

Filed May 17, 2006

File No. 333-132472

Dear Mr. Mancuso:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 2 to Sun World Partners, Inc.’s registration statement on Form SB-2.  The electronic copy of this Amendment No. 2 was filed via Edgar, with a submission date of June 23, 2006.

Below are the comments from your comment letter regarding Sun World's Form SB-2, each followed by Sun World’s responses thereto.

Competition and Competitive Strategy, page 19

Comment

1.

We note your disclosure is response to prior comment 17.  Please tell us how you concluded that your “limited review” provides you a sufficient basis to make the statements in your prospectus.

Response

The statements that are made in the prospectus are noted with the limitation of the review that was done by Sun World. The company believes that the statements are proper since it is clear as to the basis for the review and limites thereof. With such context, the company believes that the statements are accurate and not misleading.

Patent, Trademark, License & Franchise Restrictions, page 20

Comment

2.

Please refer to prior comment 22.  Please review the disclosure throughout your document to ensure that you are referring to the appropriate entity.  For example, we note the reference in the third paragraph of this section that Tiempo does not hold any intellectual property.

Response

In response to this comment, the company has gone through the document to ensure that the appropriate entity is referred to

Liquidity, page 23

Comment

3.

Please refer to prior comment 32.  Please tell us how you determined that Section 5.09(b) is not an ongoing obligation.

Response

As discussed with Mr. Tom Jones from your office, the purpose of Section 5.09(b) is to serve as a representation by Sun World as how it will operate prior to the closing of the acquisition of Tiempo. It is a standard legal provision in these types of transactions. Legal counsel for Sun World has advised Sun World that the obligation terminated upon the  closing of the transaction with the shareholders of Tiempo. Moreover, once the transaction closed, the shareholders of Tiempo, to whom Sun World made the representation, became the control persons of Sun World. It would therefore be illogical that Sun World, through its management, continue with this obligation to the same people that make up Sun World’s management. In other words, it would be an obligation that the Sun World management owed to themselves.

Certain Relationships and Related Transactions, page 27

Comment

4.

Please refer to prior comment 34.  Please expand the fourth paragraph of this section to disclose the loan balance as of the mot recent practical date, $136,342.

Response

The revision noted by this comment has been made.

Rule 144 Shares, page 28

Comment

5.

Please show us how your disclosure in response to prior comment 37 reflects the 90-day period in rule 144(c)(1).

Response

The company has revised the disclosure noted in this comment to make it clear that it is referring to what is available for resale under Rule 144 after it has been subject to the  reporting requirements for 90-days.

Recent Sales of Unregistered Securities, page 31

Comment

6.

Please refer to prior comment 45.  Your response that the shares were issued more than three years ago conflicts with the disclosure on page F-5 about the issuance of such shares in 2004.  Please revise.

Response

The disclosure on page F-5 indicates that the balance of the company’s issued and outstanding shares as of May 31, 2003 was 500,000 shares. This does not mean that such shares were issued on May 31, 2003. The issuance of the additional 5,000,000 shares was by virtue of a recapitalization and is not the type of issuance that is required to be disclosed pursuant to Rule 701 of Regulation S-B as it was not a sale of securities.

Exhibits

Comment

7.

Please refer to prior comment 47.  Please file the most recent lease agreement as an exhibit.

Response

As discussed with Mr. Jones, the documents filed as Exhibit 10.2 with Amendment No. 1 includes the current lease agreement. The details found in such documents include the following:

a. The 4th or last document in the group of documents that make up Exhibit 10.2 is the lease agreement and it is entitled “THIS INDENTURE”. It is dated June 11, 1998 and expired on July 31, 2001. The second to last paragraph of the main document states that the majority of the terms of the agreement are set forth in two letters dated Jun 9, 1998 from Tiempo and are incorporated into the lease agreement.

b. The 3rd document in the group is a letter from Ms. Kimberly Danforth (Danforth is Mrs. Coonfer’s maiden name) to the landlord and dated June 9, 1998, setting forth the major points of the offered lease for the premises.

c. The 2nd document in the group is a letter from Ms. Danforth dated June 9, 1998 and responding to the 3rd document described above. In this letter Ms. Danforth states that there will be an option to renew the lease for 2 years at $15.00 per square foot and a further option to renew for a period of 5 years at a rate to be negotiated at renewal.

d. The 1st document in the group is a letter from the landlord stating that the lease option was to expire on July 31 2003. This signifies that the 2-year option described in the 2nd document was exercised. This letter goes on to offer a three-year lease with a two-year option at a new rate of $17.00 per square foot. This offer was accepted by Tiempo and therefore the term of the lease has been extended July 31, 2006, with a two-year option which Tiempo intends to exercise.

Comment

8.

Please refer to prior comment 48.  Please file the consents of your auditors and your counsel to being named in the registration statement.

Response

The company’s legal counsel has revised its legal opinion and it is re-filed with this Amendment No. 2 to include the consent noted in this comment and the issue noted in comment #9 below. The company’s auditor has provided an updated consent which includes the comment noted above.

Comment

9.

Please tell us the purpose of the statement “Admitted in California” in exhibit 5.  If the statement is any way is a jurisdictional qualification, please file an opinion of counsel who can file an unqualified opinion regarding Nevada law.

Response

The company’s legal counsel has revised its legal opinion to remove the statement noted in this comment and it is an unqualified opinion regarding Nevada law.

Undertakings

Comment

10.

Please refer to prior comment 52.  Please provide the applicable undertakings required by Item 512(g) of Regulation S-B.  Also, if you provide the undertaking required by Item 512(f), you should provide the entire undertaking separate from the undertaking required by Item 512(a)(2).

Response

The company has added the undertaking found in Item 512(g)(2) of Regulation S-B and deleted the 512(f) undertaking as it does not appear to be necessary.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.